February 9, 2023
Via EDGAR Transmission
Alan Campbell
Tyler Howes
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vallon Pharmaceuticals, Inc.
Registration Statement on Form S-4
Filed December 23, 2022
File No. 333-268977
Dear Sirs:
On behalf of Vallon Pharmaceuticals, Inc. (the “Company”), we are writing in response to the letter from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the U.S. Securities and Exchange Commission (the “Commission”), dated February 8, 2023 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-4, filed with the Commission on January 30, 2023. Responses to the comments in the Comment Letter are set forth in this letter, and the Company is concurrently submitting an amended registration statement on Form S-4 (the “Amended Registration Statement”).
Please note that, for the Staff’s convenience, we have recited the Staff’s comments in italics and provided the Company’s responses to such comments immediately thereafter. Except for any page references appearing in the Staff’s comments, all page references herein correspond to the page of the Amended Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Registration Statement.
Amendment No. 1 to Registration Statement on Form S-4
Questions and Answers About the Merger, page 1
1.    We note your response to prior comment 3. Please add a Q&A discussing the proposed Reverse Split, the reasons for the Reverse Split and the potential consequences to Vallon's current stockholders. In this Q&A, please state that the reverse split will not have an impact on the percent of ownership in the combined company by Vallon’s current stockholders following the Merger, as you have done in your response.
Response:    In response to the Staff’s comment, the Company has added a Q&A beginning on page 8 of the Amended Registration Statement.
2.    Please revise the Q&A, where appropriate, to briefly disclose each reset date upon which Additional Shares may be issued to the Investor, the number of Additional Shares that could be issued on each reset date and what will happen to the escrowed Additional Shares if the conditions for issuance to the Investor are not met.
Response:    In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on pages 2 and 176 of the Amended Registration Statement.
Prospectus Summary
Reasons for the Merger, page 16
3.    We refer to prior comment 6. Please revise your disclosure here and on page 103 to reflect your disclosure on page 18 that the Vallon Board instructed Ladenburg not to incorporate any potential adjustments to the Exchange Ratio in its initial opinion and that therefore the opinion delivered by Ladenburg on December 13, 2022 does not appear to reflect the final economic terms of the Merger.
Response:    In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 105 of the Amended Registration Statement.
Risk Factors
Vallon's charter documents and Delaware law may inhibit a takeover that stockholders consider favorable., page 56
4.    We refer to prior comment 19. It appears that your choice of forum provision applies to Securities Act claims. Accordingly, please revise your disclosure here and on pages 261-262 to state that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and that there is uncertainty as to whether a court would enforce such a provision.
Response:    In response to the Staff’s comment, the Company has revised the disclosure on pages 58 and 264 of the Amended Registration Statement.
The Merger
Background of the Merger, page 98
5.    We note your response to prior comment 10 and reissue in part. Please quantify how much of the final $49.0 million valuation for GRI was attributed to the investment from Altium and disclose the negotiated ownership percentage the Vallon Board had agreed upon. Also, further revise this section to discuss the details of the "revised budget" disclosed on page 101 and the major milestones included therein.
Response:    Please note that none of the final $49.0 million valuation for GRI was attributed to Altium. In response to the Staff’s comment, the Company has revised the disclosure on pages 102, 103, and 105 of the Amended Registration Statement.
Opinion of Vallon's Financial Advisor
Discounted Cash Flow Analysis, page 114
6. Please revise your disclosure of the financial projections prepared by Vallon's management to address each of the following areas:
•    Clearly state when these projections were prepared and management's reasons for producing the projections. To the extent that a material amount of time has passed since these projections were prepared, disclose whether these projections still reflect management’s views on future performance.
•    Disclose all material assumptions used to develop the projections, including assumed timing of regulatory approvals for GRI Bio's product candidates, the length of time from approval to commercial availability, assumptions about market acceptance / penetration rates, market growth rates and the impact of competition.
•    Explain why Vallon prepared projections for 16 years and discuss any associated risks related to projections covering operating results over this time period.
•    Explain why Vallon did not include any profitability measures in the projections.
Response:    In response to the Staff’s comment, the Company has revised the disclosure on pages 116 and 117. As reflected in the revisions to the Amended Registration Statement, please note that the discounted cash flow analysis does take profitability into consideration because it reduces operating costs from Revenue.
7.    We note the disclaimers throughout this section that readers are cautioned not to rely on the projections in making a decision regarding the transaction. While it is acceptable to include qualifying language concerning subjective analyses, it is inappropriate to indicate that investors cannot rely on disclosure. Please revise accordingly.
Response:    In response to the Staff’s comment, the Company has revised the disclosure on page 117.
Annex G, page G-1
8.    Please revise to include the fairness opinion dated December 13, 2022 as well as the opinion dated January 26, 2023.
Response:    In response to the Staff’s comment, the Company has included the fairness opinion dated December 13, 2022 as an Annex to the proxy statement/prospectus/information statement portion of the Amended Registration Statement.
Exhibits
9.    We note your response to prior comment 20. Please file the separate, written consent of Ladenburg Thalmann & Co. Inc. For guidance, refer to Item 601 of Regulation S-K, Securities Act Rule 436 and Question 233.01 of our Securities Act Rules, Compliance and Disclosure Interpretations.
Response:    In response to the Staff’s comment, the Company has filed the separate, written consent of Ladenburg Thalmann & Co. Inc. as an Exhibit to the Amended Registration Statement.

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 908-3905 or the Company at (267) 207-3606 with any questions or comments regarding this letter.

Very truly yours,

/s/ Thompson Hine LLP

THOMPSON HINE LLP

cc:	David Baker, Vallon Pharmaceuticals, Inc.
Faith L. Charles, Thompson Hine LLP
Naveen Pogula, Thompson Hine LLP